Exhibit 99.1

NIO Inc. Provides July 2020 Delivery Update

• NIO delivered 3,533 vehicles in July 2020, increasing by 322.1% year-over-year

• NIO delivered 17,702 vehicles in 2020 in total, increasing by 111.3% year-over-year

• Cumulative deliveries of ES8 and ES6 reached 49,615

SHANGHAI, China, August 3, 2020 (GLOBE NEWSWIRE) -- NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer in China’s premium smart electric vehicle market, today provided its July 2020 delivery results.

NIO delivered 3,533 vehicles in July 2020, representing a robust 322.1% growth year-over-year. The deliveries consisted of 2,610 ES6s, the Company’s 5-seater high-performance premium smart electric SUV, and 923 ES8s, the Company’s 6-seater and 7-seater flagship premium smart electric SUV. As of July 31, 2020, cumulative deliveries of the ES8 and the ES6 reached 49,615 vehicles, of which 17,702 were delivered in 2020.

On July 24, 2020, NIO announced the pre-subsidy price of the EC6, starting from RMB 368,000, and began taking production orders for the 5-seater premium smart electric coupe SUV. Its NEDC range of up to 615 kilometers with the 100 kWh battery pack, excellent driving experience, sporty and stylish design present a highly competitive model for a younger and broader user base. The EC6 deliveries will commence in September 2020.

“In July, we are pleased to have achieved the second-highest monthly delivery results despite the impact on productions due to a 5-day suspension of manufacturing to prepare for EC6 productions and other flood-related supply chain challenges,” said William Bin Li, founder, chairman, and chief executive officer of NIO. “More proudly, we have achieved a record-high monthly order growth, attributed to a stronger demand of the ES8 and ES6, together with the increasing EC6 orders, thanks to the continuous support of our users. We believe we will be able to increase our production capacity significantly to support higher deliveries in the third quarter of 2020.”

Steven Feng, chief financial officer of NIO, added, “NIO now offers three competitive high-performance smart electric SUV models to meet the diversified needs of users in the premium sector of the auto industry in China. We are very confident that the ES8, ES6, and EC6 are complementary to each other and will aggressively gain larger market shares from both ICE and electric vehicle market. ”

About NIO Inc.

NIO Inc. is a pioneer in China’s premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle by offering premium smart electric vehicles and being the best user enterprise. NIO designs, jointly manufactures, and sells smart and connected premium electric vehicles, driving innovations in next-generation technologies in connectivity, autonomous driving, and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive, convenient, and innovative charging solutions and other user-centric services. NIO began deliveries of the ES8, a 7-seater flagship premium electric SUV in China in June 2018, and its variant, the 6-seater ES8, in March 2019. NIO officially launched the ES6, a 5-seater high-performance premium electric SUV, in December 2018 and began the first deliveries of the ES6 in June 2019. NIO officially launched the EC6, a 5-seater premium electric coupe SUV, in December 2019 and plans to commence deliveries in 2020.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations from management in this announcement, as well as NIO’s strategic and operational plans, contain forward-looking statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to grow manufacturing in collaboration with partners; its ability to provide convenient charging solutions to its customers; its ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8 and ES6; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

For investor and media inquiries, please contact:

NIO Inc.

Investor Relations

Tel: +86-21-6908-2018

Email: ir@nio.com

Source: NIO